--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response .....11
                                                      --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________ )*


                         WORLDWIDE MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001159544
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Lawrence W. Horwitz, Esq.
                                 HORWITZ & CRON
                         15615 Alton Parkway, Suite 175
                            Irvine, California 92618
                           Telephone: (949) 450-4942
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-02)

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Steve Illes

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a
     Member of a Group                  (a)  [X]
     (see Instructions)                 (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
Beneficially Owned
by Each Reporting             1,959,200
Person With              -------------------------------------------------------
                         (8)  Shared Voting Power


                         -------------------------------------------------------
                         (9)  Sole Dispositive Power

                              1,959,200
                         -------------------------------------------------------
                         (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,959,200

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.78%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Patti A. Evanoff

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a
     Member of a Group                  (a)  [X]
     (see Instructions)                 (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
Beneficially Owned
by Each Reporting             461,506
Person With              -------------------------------------------------------
                         (8)  Shared Voting Power


                         -------------------------------------------------------
                         (9)  Sole Dispositive Power

                              461,506
                         -------------------------------------------------------
                         (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     461,506

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.31%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Gary Oakland

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member
     of a Group                              (a)  [X]
     (see Instructions)                      (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
Beneficially Owned
by Each Reporting             250,000
Person With              -------------------------------------------------------
                         (8)  Shared Voting Power


                         -------------------------------------------------------
                         (9)  Sole Dispositive Power

                              250,000
                         -------------------------------------------------------
                         (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     250,000

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.25%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     George O'Connell

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member
     of a Group                              (a)  [X]
     (see Instructions)                      (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
Beneficially Owned
by Each Reporting             300,000
Person With              -------------------------------------------------------
                         (8)  Shared Voting Power


                         -------------------------------------------------------
                         (9)  Sole Dispositive Power

                              300,000
                         -------------------------------------------------------
                         (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     300,000

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.50%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Malcolm W. Chaffin, Jr.

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member
     of a Group                              (a)  [X]
     (see Instructions)                      (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
Beneficially Owned
by Each Reporting             20,000
Person With              -------------------------------------------------------
                         (8)  Shared Voting Power


                         -------------------------------------------------------
                         (9)  Sole Dispositive Power

                              20,000
                         -------------------------------------------------------
                         (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     20,000

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.10%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Common Stock (the "Stock") of Worldwide Medical Corporation. ("Worldwide" or the "issuer"). The principal executive office of Worldwide is 13 Spectrum Pointe Drive, Lake Forrest, California 92630.

ITEM 2. IDENTITY AND BACKGROUND.
The persons filing this statement provides the following information:

     (a) Reporting Persons: Steve Illes, an individual ("Illes"); Patti A. Evanoff, an individual ("Evanoff"); Gary Oakland, an individual ("Oakland"); George O'Connell, an individual ("O'Connell"); and Malcolm W. Chaffin, Jr., an individual ("Chaffin").

     (b) The residence address of Illes is 15 Chaumont, Mission Viejo, California 92620.

          The residence address of Evanoff is 29156 Dean Street, Laguna Niguel, California 92677.

          The mailing address of Oakland, O'Connell and Chaffin is: c/o Lawrence
          W. Horwitz, Esq., HORWITZ & CRON, 15615 Alton Parkway, Suite 175, Irvine, California 92618.

     (c) The principal occupation or employment of the Reporting Persons are Businessmen. All notices to the Reporting Persons should be sent to:
          Lawrence W. Horwitz, Esq., HORWITZ & CRON, 15615 Alton Parkway, Suite 175, Irvine, California 92618.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Illes, Evanoff, Oakland, O'Connell and Chaffin are all citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The Reporting Persons acquired the shares of the issuer's Common Stock with personal funds in private transactions and/or market transactions at prevailing market prices. There is no present intention to acquire any additional shares.

--------------------------------------------------------------------------------
ITEM 4. PURPOSE OF TRANSACTION.
The purpose of the transaction reported herein is to request the holding of an Annual Meeting of Shareholders and for consideration, at that Shareholders' Meeting, of the election of the members of the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The beneficial ownership of the Stock of the person(s) named in Item 2 of this statement as of the date hereof is as follows:

------------------------------------------------------------------------------------------------
                            AGGREGATE
                           BENEFICIALLY
    NAME                      OWNED               VOTING POWER               DISPOSITIVE POWER
                              NUMBER
------------------------------------------------------------------------------------------------
                                         PERCENT       SOLE       SHARED      SOLE       SHARED
------------------------------------------------------------------------------------------------
Steve Illes                 1,959,200     9.78%     1,959,200              1,959,200
Patti A. Evanoff              461,506     2.31%       461,506                461,506
Gary Oakland                  250,000     1.25%       250,000                250,000
George O'Connell              300,000     1.50%       300,000                300,000
Malcolm W. Chaffin, Jr.        20,000     0.10%        20,000                 20,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Attached as an Exhibit to this filing is written communication authorizing the filing of the Schedule 13D.

--------------------------------------------------------------------------------
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Information regarding share holdings and 13D Authorization is attached hereto.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By: /s/ Steve Illes
                                            -------------------------------
                                            Steve Illes, An Individual


                                            HORWITZ & CRON

                                        By: /s/ Lawrence W. Horwitz
                                            -------------------------------
                                            Lawrence W. Horwitz, Esq.
                                            Authorized Representative for
                                            Reporting Persons

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                    EXHIBIT 1

                       Authorization to File SCHEDULE 13D
                       ----------------------------------

Fax

To:      Worldwide Medical Shareholders              From:     Steve Illes
--------------------------------------------------------------------------------
Fax:                                                 Pages:    1
--------------------------------------------------------------------------------
Phone:                                               Date:     February 3, 2003
--------------------------------------------------------------------------------
Re:      13D Filing                                  CC:
--------------------------------------------------------------------------------

[X] Urgent         [ ] For Review            [ ] Please Comment
[ ] Please Reply   [ ] Please Recycle

--------------------------------------------------------------------------------
o Comments:

To be included in the 13D filing please provide contact information, the number of shares that you own in Worldwide Medical Corporation and whether they are held in street name or certificate form. Horwitz & Cron will do the filing.


Steve Illes
-------------------------------------
Name of Shareholder (Print)


/s/ Steve Illes                                          2/3/03
-------------------------------------             --------------------
Signature of Shareholder                                  Date


504,200
-------------------------------------
Number of Shares Held (Firm Name)


1,455,000
-------------------------------------
Number of Shares Held (Certificate form)

Fax

To:      Worldwide Medical Shareholders              From:     Steve Illes
--------------------------------------------------------------------------------
Fax:                                                 Pages:    1
--------------------------------------------------------------------------------
Phone:                                               Date:     February 3, 2003
--------------------------------------------------------------------------------
Re:      13D Filing                                  CC:
--------------------------------------------------------------------------------

[X] Urgent         [ ] For Review            [ ] Please Comment
[ ] Please Reply   [ ] Please Recycle

--------------------------------------------------------------------------------
o Comments:

To be included in the 13D filing please provide contact information, the number of shares that you own in Worldwide Medical Corporation and whether they are held in street name or certificate form. Horwitz & Cron will do the filing.


Patti A. Evanoff
-------------------------------------
Name of Shareholder (Print)

/s/ Patti A. Evanoff                                   4 FEB '03
-------------------------------------             --------------------
Signature of Shareholder                                 Date

61,506   (Charles Schwab)
-------------------------------------
Number of Shares Held (Firm Name)

400,000
-------------------------------------
Number of Shares Held (Certificate form)


Patti Evanoff
29156 Dean St. -- Laguna Niguel, CA 92677
(949) 363-9449   (fax) 458-9864
PEVANOFF@PACBELL.NET

Fax

To:      Worldwide Medical Shareholders              From:     Steve Illes
--------------------------------------------------------------------------------
Fax:                                                 Pages:    1
--------------------------------------------------------------------------------
Phone:                                               Date:     February 3, 2003
--------------------------------------------------------------------------------
Re:      13D Filing                                  CC:
--------------------------------------------------------------------------------

[X] Urgent         [ ] For Review            [ ] Please Comment
[ ] Please Reply   [ ] Please Recycle

--------------------------------------------------------------------------------
o Comments:

To be included in the 13D filing please provide contact information, the number of shares that you own in Worldwide Medical Corporation and whether they are held in street name or certificate form. Horwitz & Cron will do the filing.

Gary Oakland
-------------------------------------
Name of Shareholder (Print)

/s/ Gary Oakland                                         2-4-03
-------------------------------------             --------------------
Signature of Shareholder                                  Date

100,000 Smith-Barney
-------------------------------------
Number of Shares Held (Firm Name)

150,000
-------------------------------------
Number of Shares Held (Certificate form)

Fax

To:      Worldwide Medical Shareholders              From:     Steve Illes
--------------------------------------------------------------------------------
Fax:                                                 Pages:    1
--------------------------------------------------------------------------------
Phone:                                               Date:     February 3, 2003
--------------------------------------------------------------------------------
Re:      13D Filing                                  CC:
--------------------------------------------------------------------------------

[X] Urgent         [ ] For Review            [ ] Please Comment
[ ] Please Reply   [ ] Please Recycle

--------------------------------------------------------------------------------
o Comments:

To be included in the 13D filing please provide contact information, the number of shares that you own in Worldwide Medical Corporation and whether they are held in street name or certificate form. Horwitz & Cron will do the filing.

George O'Connell
-------------------------------------
Name of Shareholder (Print)

/s/ George O'Connell                                    2/3/03
-------------------------------------             --------------------
Signature of Shareholder                                 Date


-------------------------------------
Number of Shares Held (Firm Name)

300,000
-------------------------------------
Number of Shares Held (Certificate form)

Fax

To:      Worldwide Medical Shareholders              From:     Steve Illes
--------------------------------------------------------------------------------
Fax:                                                 Pages:    1
--------------------------------------------------------------------------------
Phone:                                               Date:     February 3, 2003
--------------------------------------------------------------------------------
Re:      13D Filing                                  CC:
--------------------------------------------------------------------------------

[X] Urgent         [ ] For Review            [ ] Please Comment
[ ] Please Reply   [ ] Please Recycle

--------------------------------------------------------------------------------
o Comments:

To be included in the 13D filing please provide contact information, the number of shares that you own in Worldwide Medical Corporation and whether they are held in street name or certificate form. Horwitz & Cron will do the filing.

Malcolm W. Chaffin, Jr.
-------------------------------------
Name of Shareholder (Print)

/s/ Malcolm W. Chaffin, Jr.                             2-03-03
-------------------------------------             --------------------
Signature of Shareholder                                 Date


-------------------------------------
Number of Shares Held (Firm Name)

20,000
-------------------------------------
Number of Shares Held (Certificate form)